
Mail Stop 3561

November 6, 2008

Mr. David Y. Chen
Chief Executive Officer and President
Green China Resources, Inc.
29 Level, Central Plaza
381 Huai Zong Road
Shanghai 200020, China

> **RE: Green China Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **File No. 333-151842**
> **Filed October 15, 2008**
> **Shine Media Acquisition**
> **Form 10-K**
> **File No. 000-52234**
> **Filed March 31, 2008**

Dear Mr. Chen:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that, throughout your document, you indicate that the board determined that the consideration being paid was "reasonable" and in the best interests of the stockholders. It is unclear whether reasonable as used in your disclosure is the same as fair which is a more common expression in this context. Please revise as appropriate.

2.   We note statements throughout your Form S-4 indicating that you have revised your merger agreement. However the date of this revision has been left blank throughout your document and you have not filed executed copies of the amended merger agreement. Please note that we review, and frequently comment upon, amendments and related disclosures and will require sufficient time to do so. Accordingly, please file executed copies of your amended merger agreement with your next filing. Additionally, advise us why the revision of your merger agreement is not required to be disclosed in a Form 8-K filing.

Questions and Answers About the Meeting, page 5

3.   We note your response to prior comment three from our letter dated September 26, 2008. However, we do not believe that the company has responded completely to that comment. Please revise to reference any potential earn-outs alongside the discussion of the total consideration being paid.

4.   Your answer to "What is being voted on" indicates that the securities purchase agreement was amended in October, but contains a blank with respect to the precise date on which the amendment occurred. We were unable to locate any amendment to your securities purchase agreement in your annexes or exhibits – although we do note significant changes to the deal terms. Please revise to identify the specific date the securities purchase agreement was amended and file the agreement with your next amendment.

Selected Historical Financial Information of Shine Media

Shine Media Historical Financial Information, page 22

5.   It appears that total current liabilities, common stock subject to possible redemption, and stockholders' equity as of December 31, 2007 and common stock subject to possible redemption and stockholders' equity as of June 30, 2008 are inconsistent with the corresponding amounts per the Shine Media balance sheets presented on F-82 and F-96. Please revise.

Risk Factors

6.   We note your response to comment 23. Please revise to indicate the possible actions against the company in a separate risk factor with a clear risk factor heading. Also address any other potential actions against the company from the expansion of the business focus.

Consideration of the Securities Purchase Transaction, page 43

7.   We note your response to our prior comment 26 and the calculation provided. Please revise the related disclosure to briefly explain how you calculated the enterprise value and also indicate, if true, that no adjustments were made for the liquidation preference or dividend rights associated with the Series C Preferred shares which were entitled to a 7% annual cumulative dividend. Also, indicate how these adjustments would likely impact the enterprise value.

8.   Please revise to disclose when the board approved the reduction in consideration to be paid in connection with the acquisition. Please clarify what additional materials, reports or presentations the board considered in making its decision.

9.   Please revise the background discussion to provide more detail regarding the communications and negotiations, during September and October 2008, related to the change in consideration in the acquisition of China Greenscape. The disclosure should identify the participants and briefly summarize the substantive material negotiations that occurred.

Shine Media's Reasons for the Stock Purchase and Recommendation of the Shine Media Board, page 53

10.   We note your revised disclosure and request additional information. First, please revise your disclosure to indicate whether it is standard fairness opinion practice to assume benefits associated with a deal when addressing the fairness of a transaction. Second, please revise to indicate the role that the availability of the trust proceeds played in your model.

11.   We note your response to our prior comment 28. We continue to believe that the comment is appropriate and we reissue it. We note your statement in your Form S-1 that "Our initial business combination must be with one or more operating businesses whose fair market value, collectively, is equal to at least 80% of our net assets at the time of such acquisition .… We may acquire less than a 100% interest (but will not acquire less than a controlling interest) in one or more target businesses for our initial business combination, in which case the aggregate fair market value of the interest or interests we acquire must equal at least 80% of our

net assets at the time of such acquisition. The fair market value of an interest in a target business will be calculated based on the fair market value of the portion of the business we acquire and not on the fair market value of the business as a whole." We also note your statement that "the board of Shine Media determined that the value of China Greenscape, at the consummation of the acquisition, will satisfy the 80% test as applicable to the company under its certificate of incorporation." (emphasis added). It appears that the company's valuation of China Greenscape in the 80% test has included the funds in the trust account and did not evaluate the target on a stand alone basis. Please provide a discussion as to why management deemed this appropriate and consistent with the Form S-1. We may have further comment.

12.   It is not clear to us how the company has concluded that it has satisfied the 80% test from its Form S-1. We note your statement that "the board of directors reviewed industry and financial data, including the opinion of JMP Securities LLC, and certain valuation analyses and metrics prepared by members of the board in order to determine that the value of China Greenscape was in excess of 80% of the net assets of Shine Media …." Please clarify the valuation analyses and metrics used by the members of the board to determine that the 80% test has been met.

13.   Your page 60 disclosure indicates that the underwriters' deferred compensation has been reduced. Please advise us why this amount has been reduced, and indicate the nature of any discussions you have had with them, or any role that they are playing in your current transaction.

14.   We note your page 60 disclosure that the board continues to believe that the financial [projections were] accurate of China Greenscape at the time of its preparation … and that there have not been any significant impairments to the fundamentals of the business …" Supplementally provide us with the basis for your belief that there have not been any significant impairments to the fundamentals of the business of China Greenscape. Please note that publicly available financial projections that no longer reflect management's current view of future performance should be either updated or an explanation should be provided as to why the projections are no longer valid. Please advise or revise accordingly.

Satisfaction of 80% Test, page 60

15.   We note your statement that "the board of directors of Shine Media reaffirmed its determination that the value of China Greenscape, at the consummation of the acquisition, will continue to satisfy the 80% test as applicable to the company under its certificate of incorporation." In light of the renegotiation of the transaction, address whether the JMP Securities LLP reconsidered whether the fair market value of the shares of China Greenscape being acquired was equal to

at least 80% of the net tangible assets of Shine Media. Also address how the
board of directors made the determination that China Greenscape satisfied the
80% test after the reduction in the consideration.

Opinion of JMP Securities LLC to the Shine Media Board of Directors, page 62

16.   In reviewing this section, we note that the results of certain analyses appear to
        have changed from the prior amendment. For example, on page 65, the implied
        company multiples based on EBIDTA now has a range of $135 million to $559
        million. Previously the range was given as $115 million to $647 million. Please
        advise us why these figures have changed.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of China Greenscape and JSZF, page 116

Results of Operations, page 122

17.   It appears that you have removed disclosure related to the results of operations
        analysis which was provided in your previous filing in response to prior comment
        91 from our July 23, 2008 comment letter. For example, refer to your discussions
        of cost of revenues and selling, general, and administrative expenses for the six
        months ended June 30, 2008 per page 124 and for the year ended December 31,
        2007 per page 127. Please provide a detailed discussion as to why these and other
        similar disclosures were removed or revise your filing to provide these
        disclosures.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Assuming Minimum Approval for the Six Months Ended June 30, 2008, page 150

18.   It appears that the amount presented as common stock subject to possible
        redemption in your pro forma balance sheet assuming minimum approval of $7.8
        million is inconsistent with the $8.1 million presented in footnote (1) and the
        corresponding line item per the June 30, 2008 balance sheet presented on F-96.
        Please revise or advise.

19.   We note that pro forma entry three for the payment of the $1.0 million deferred
        underwriting fee is presented as a cash expenditure of $673,000 and a $362,000
        adjustment to additional paid in capital. We also note the disclosure on page 60
        of your filing which indicates that your management has considered reducing the
        amount due to your underwriters. Please clarify if this reduction in the payment
        of deferred underwriting fees is factually supportable in accordance with the
        guidance of Article 11 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Statements of Operations for the Year
Ended December 31, 2007

Assuming Minimum Approval, page 152

20.   As previously noted in prior comment 109 from our July 23, 2008 comment letter,
        it appears that adjustment one was provided to include the operations of JSZF
        from January 1, 2007 to June 26, 2007 in China Greenscape. This appears to be
        inconsistent with the disclosure on page 147 which states that the purchase of
        JSZF was not completed until June 27, 2007. Please revise to remove this
        adjustment consistent with your previous filing or tell us why you believe this
        adjustment is appropriate in the context of Article 11 of Regulation S-X.

Certain Relationships and Related Transactions, page 162

21.   We note your disclosure responsive to our prior comment 51. Please revise to
        disclose the actual value of sales made to these related parties, in addition to the
        percentage. Further, given that Mr. Lu Keping will become a director if the
        transaction is consummated, please revise to address the amount of sales made to
        companies with which Mr. Keping is related for each period covered by your
        financial statements. Also, revise to briefly address the basic terms of the
        agreements.

China Greenscape Co. Ltd. Consolidated Financial Statements

General

22.   Please note the financial statement updating requirements of Rule 3-12(g) of
        Regulation S-X.

For the Period from February 5, 2007 to December 31, 2007

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

(g) – Revenue Recognition, F-9

23.   We note your response to our prior comment 59 and the revised disclosure on F-2.
        Per your revised policy, it appears that amounts received under government
        subsidized environment projects are recorded as an offset against the related
        operating expense or fixed asset cost basis. However, this appears to be
        inconsistent with your disclosure on F-16. In addition, it appears that the
        government grants are still being presented in other income and no adjustments

have been made to fixed assets or operating expenses. Please revise your financial statements accordingly and provide the disclosures required by paragraphs 25-26 of SFAS 154 related to the correction of an error.

Note 6 – Prepayments and Other Receivables, F-13

24.   We note your response to our prior comment 60 and the related revision to your filing. In order to provide additional information useful to an investor, please disclose the nature of your relationship with Wholly Fast International Limited and the purpose of this loan.

Note 15 – Convertible Preferred Shares, F-37

25.   We note that your response to our prior comment 65 indicates that although the after-tax net operating profit target for fiscal year 2007 was met, Ms. Ng Sau Lai has agreed that her preferred shares will not be converted into common shares of China Greenscape if the merger agreement with Shine Media is consummated. Please tell us whether a formal agreement has been entered into with Ms. Ng Sau Lai and, if so, please provide us with a courtesy copy of this agreement.

Shine Media Acquisition Corp. Financial Statements

For the Years Ended December 31, 2007 and 2006

Balance Sheet, F-82

26.   It appears that the balance presented as paid-in capital in excess of par of $30.9 million per the revised balance sheet is inconsistent with the corresponding amount per the revised statement of stockholders' equity per F-86. Please revise.

Statement of Stockholders' Equity, F-86

27.   As it relates to your revisions in response to our prior comment 66 in which you revised your accounting for the common stock subject to redemption as a decrease to additional paid in capital and an increase in liabilities, please provide the disclosures required by paragraphs 25-26 of SFAS 154 related to the correction of an error.

28.   The disclosure of $1,462,726 as the amount recorded for "common stock subject to possible redemption" related to the shares issued for the underwriter's over-allotment appears to be inconsistent with the number of shares subject to possible conversion of 179,910 times the estimated conversion price of $5.84 as disclosed on page 42. Please clarify and advise.

Exchange Act Filings

29.   Please revise your Exchange Act filings, as necessary, to comply with the above comments and the comments issued in our previous letter.

Form 8-K, filed September 8, 2008 by Shine Media Acquisition Corporation

30.   We note your response to our prior comment 78 and the revised disclosure in your document, particularly about lycoris radiata and Goafeng. However, it wasn't clear to us where you addressed your options to acquire rights to an additional 825,000 acres. Please advise or revise.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc.   Andrew D. Hudders, Esq.
            212-754-0330